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MASTERWORKS

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Dear Sam,

We noticed you don't have any exposure to Jean-Michel Basquiat.

Did you know that **Basquiat is one of the top artists** in our collection? Our Basquiat acquisitions have seen positive appraisal trends. Over 21,000 investors, across 7 different offerings, saw the internal valuation on works they invested in go up last quarter, sometimes by millions of dollars!

He's also been the top-selling contemporary artist in the world for three years running! ('21-'23)

Check out our new offering by him here. Or keep reading to learn more about his rise to becoming a cultural icon:

- Basquiat was mentored by the legendary Andy Warhol as a young artist. By his mid-20's, Basquiat was in major museums and selling art across the world—he even dated Madonna!
- In recent years, Basquiat's market has reached new heights. It's one highlight, but in 2017, one of his 1982 paintings sold for $110.5 million. Earlier this year, it reportedly resold privately for $200 million!
- Basquiat's prominence has transcended the art world, and his famous motifs (like his crown) can be seen on luxury brands like Saint Laurent, Louis Vuitton, and Tiffany.

This new painting is from his most desirable year at auction, 1982, and it features his famous crown symbol. Let us know if you have any questions. View the offering circular below.

Thanks,

Anthony DeSimone

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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

Masterworks internally appraises artworks that are held by entities administered by Masterworks Administrative Services on an ongoing basis, and obtains an independent review of appraisals by a third-party appraiser on an quarterly basis. The objective of an appraisal is to determine the Fair Market Value ("FMV") of the subject artwork, which is equal to the price property would sell for on the open market between a willing buyer and a willing seller, with neither being required to act, and both having reasonable knowledge of the relevant facts, consistent with the standards set forth in IRS Publication 561. The FMVs determined by Masterworks' appraisals are only valid as of the effective date of such appraisals and do not reflect any sales of objects conducted after the effective date. The art market typically does not move in a linear fashion and a single unexpected auction result can have a significant impact on values. FMV includes expected buyer's premium and estimated transaction commissions. FMV is measured principally by the Sales Comparison Approach, a relative value comparison basis on sales transactions involving similar objects. Appraisals are prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice developed by the Appraisal Standards Board of the Appraisal Foundation, although it is noted that there are potential conflicts of interest given that some or all individual members of the appraisal committee are employees of Masterworks and Masterworks retains an ownership interest in the subject artworks as well as ownership of the Masterworks Platform.

Previous Masterworks Offerings featured artworks by Jean-Michel Basquiat are not included in set of similar sales to the current live Offering which comprise paintings by Jean-Michel Basquiat with the following criteria: Works on canvas created between 1981 and 1983 with Xerox paper collage that measure between 40 inches by 40 inches and 80 inches by 80 inches, excluding works with visible wooden support, collaborations with elaborate full figures or heads, works with sparse compositions, works with extensive text, multi canvas works and Untitled (1981) from the July 12, 2022 sale for an untrusted sale result.

Celebrity affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.

Although 'similar' paintings have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We cannot make any representation that any of the data is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.